?Y?m?`?w?????????G????H??wo???0?JDm???o???;.1????P'?w?F5???X,?=?d??=???e(>??? ?N2?/???? ???,F*??m??Cur????(?eO\-){?D%P?j?.?cH?M8wU????:????Z??{.k??3 ?yo{ ???G|?1i:m~?P????????? ????K7???s?{?!??r?P0?#??V??????? ?[?Fq????4?l`K- ????gcZ??K???2e]?U?? ??eJ???-??;???_??????9??O))h?(?m`?r?v~?a5??/z?????\?8?:?c????HX+a,4:D^????s??m:??c9fKl???U ?E?$?Sc?#??d??r?X}??y??m?OD??J a???&???N???)p??????2.>??5?Wl?? ???? ?|~?"??ho???2??G???/J???????? F:?6 ??)V?g?^'Rx???k?8???C?Q[?wa?? ?&???????????/??8T]?(`??9M?3R?t(??:? ?En????h9?+|???YE???????%S]?;?*???)?L!C?Y????y}?ho??1~ ?US.?a^?5??????/?_] kzy ?\??5????Ug.? P?z???O?b??0??X7?X????:?gR???P?:t/????goH???tw|?o?u??-?????????dm12?n??BK???^?}?>?:???-?A???n=$On????w???4 ??L?&???F?? r]? ?????P????}??T?????Y#&,?)????U??? ?9??????K??????? S?f???^????\k?)?U ????h?????.??N?Y?j?UA????k R?`???V??????$^??Y??R>?????g??2?r?0]?-????;?]??^|L-?Xd7e;v???????G????5?,s?=?d[?4?????e???B???R5-?H?6???????J!C^??x?X??O?FT??,??? ?~Z-?u??V?m??5????Q???????u??L$|??)?????%9??.[xv'l T.?2@J?Vl!m??31???8H??5#S@????;?x 2t?m?C? M??In??!???h+?V????!)? ??K}? {???%???"????? ?[?>r)????h?,V??<\???5 ?X??e?,?`?6???|}s+??V?r$??G?Q?w-???4m?? 2??Wc2?????: ???"(?!???y???N??/N??xG?yM??Y?w?ZaA?J????? M?`???MK??z?f:??Q?:b@???\????7?x????R?!??I:?to??Z??F??????J-C??(\?x??(?2???????va ?w??U#|?E??a??ey???%???;_~?*}Q?u?:?D3?#?w?a???`L ??6-?g|????-F???a3?? ??M?O????}+?!Rw?n?#????8?8?K-???~ :M? ??"f?r.???I}q??0pmH??? ?????X?T??@??u2c%an?3?????>M??????????{hC???????O????r??X??O???????????? ??9kV???yr?? 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C@L??(? ???????[h?7??????9W????7?U@F???`r~??:?/ ?b?9?9???l(X???} ?uH?P?B"??*??Q"?*?B??h???=K?y??  ?(:??? }}?a -?????6???e7?}?]F? =W?rC??` ????l??y????q?v?G?w?$j??5]??????}???????WsR*?e?*??@i??01I5|CY n?>?%?U?_'?????8?:?????T??-???c?? ??E????Y???{?Xv?????A??0,?w???]?????g?J?9lMM?Crr ???EeM??T?"t B??()4]?????`?u7F?Pb7????V 5?Y???7E0~??,j?K?e?????6?m??????????X??*m? ?????,?v?=\ =4F =??BO????7??1cQrM?????M???lD????j??v?.??a?x?8???????????Cz??]`?? ?(\??x??1R??????@w(??e?2v?P??? {??`?|Z??????y?qsU????g????????#GH?o????o?????y?Y??????f??M?Pa????@?`r6?#~?i|?c?~?????lkw???\????X?~???????l8Lf???????? ??>?X?J?????`?2?3?x???)^>?????yZ????? h?/?H&>?'Tf??Dn`g/!????L?nC??ed???1Y{?wW?w????Ue???????$I?J9??~\??F?h??{?GG??-??????a?#???K???~?>??????m? ?U0qSP\6????'^2Sw?Mi[d??(??6Bk??6?????n?hT? OGYh????{W???Vs??p?????v?C??????l???/?>kuq???2????e(x?????P???V?6???s?@??2????O7??+??&?wN2??H??*72?W2???^?6z??@D?? 9P????8?????;?2\/?c??tG?>??}6?3????gS??w??8?????F?'3???E???? m?K4 ??Oh??!?5??s??5+??y???d?? ?v?? ?nTK@ab?.?f?X?|?A?????f?.v??????E?????R????f?#iS??v?????????!}?????0[? ?+???b?????3??)?+???R?[???^?????H????2 ?u}??re?mC?P ????K?[?jf=???S??8??8+??(2 ???[??x?????????Q?D??3?????OY=?? ?R?NV?3????NF"??:Kl??\?jU???????+?]l?I?|W??X%?d^?i???C?-Z??$????g?????(?]?pE????Cb?a????P??????K,??p@'N????X? "j??' ?@3??????}|f?r?m?~z2???J??~????s?.?}????.?[?!??C??????v}????6?? ?w?$??? T?j?F??U,?n??Q??_D???F?X??6???a?O~=??X????g.?%EnX6q??`>???/*#??O ??{#???D??`???=Zh6???%7?/??7???eX p??????7UK_?xc????@U%?:??@?x1?Ib ???J?VE_y??X?x???? ?|?|??4?????L}?9G ??8?|???]!?;??Y58d?m??[??s'?S?27? 0??r?wG+?????`??E:????JHr?!@?:??? lB?/|1?6?1?lw^0P$kM?f???!?xw???~??SE???\5 ???V??c?H:??jN?afv?AV?kn?6???G???=?1????IU????zkAM??????????r?Y??????b??????T???x???ag????????!b%c?#B???}kqa}?I????????lw'??&&???7<6????l-0?? ?,U ;G?????c?:O????R?\BRkV??/????BNo????K?E??M????*????J???????aTs*' ?c)?????K?P ?j?????V??y??=C]???????z? (? ???l???R??46?B?{????l????[??dE?.????G??C'??6L?=? 4?Y???(9?J? 4?4????*:s????? ??(?? ?;zJB???????#Y-}t?;in:e%????gf?????? ??>R???=?O??K?k V?^???=?w????? ?q?2R*??'??4U1??????3d?8?pFi????~???zf.?Hz???c??l??????#????,?z0>????zI#d$oD? 3?!????kwa??&???7??????/s]s????????????k??ST????f???W1?o??? ????&xr???3R????j =O???F?P*?S?????YLJ?H"??U Y??:bY????n??????h&? ????J?I 8%??E?kF}????5?????E~?" @b???????v3N?\~???????;?[-?c[K?(? ?!~2mPx???"h3???k??4v3k7?o?R??-,N}??^????I?1??y??5eM2$e???1??`~No ????~??F????r@?x?w??y?K??YyI?1???|3??f$?P???h.????|ao?p'k????h??,???x?!cC?k?? A???%?????q7?Ts??b??g 'HC?w/?B?8_? ?|???+??I?-??M??????hd?????+9t??%}?&F???q??????F??E'?p?o??.???o??|?0M?2?H G?(:???6?p3.??Umd??T{??x?~?|e.6?6???????3??m?.??y ?K????ZAX]=?q?3???.P?8h?????v??%?????5??????jD?????5V?d9Q?&? p~?? ?[2?_??????!2&vu?_???????B???:?]P???`???z3Ur{(????/S?YgA????[?E?????M,??(?B???????'??a2?????I8H?f??Zu>z?? ??|?G???6z???w???? ??"q?,8n??"?????z?B??k?<4??GAhn=`?x??????4?&{)I??tZ?k?e????? ???????????-????g?!{?E??OA8???1.?N?0g:?????? SJ{?as????z!=?Tr??! ?_k????Lp??7F?V?/L??1?V?????em?+5a?8?oe???J?7????!?)?0? ?7t????[9?E,???[??????- ???U e7???=??_j??8?`"??8????g?mEGHY&?;???Kz??UAhu????_?g]f??*8??m??? #Y M??,?>????+)?b0???7q??E ??=?[??a????M???? Ssz?~z???y??,m GgXnI??Rd???.?5yH??@??Tk????<Rzc???z?S? ????????B_Bk?????:2e????_??UF????T?8??pO?n=????l?S??= Ypm7cl\1?3??xV ??????19m ]F3r5?jURs T???1?VWn??H4?JDZ>qFR?8??r???.???w??*"I?????z??d?!??W???de?X?j?9Oi?????? ??????? ^???>??]n ??Gb?|?[V????*??8E?q???????'?R?t?????P&]??I?m0? ?o?q?q?|b?$??vo????-?\???+Z? ??=??/@???R????j??4??^??r??W?6j?f???n%(C??0???xF??????? S ?????r?+?{@?e??v??b ??l?#.????Oa??gq?? ?6v?!?f&????????4,BB?L_??>?z?hM?]le Q`?~?u?ZX'r;???.?t,?AO??#?(??y?? \???H?H ????1???aV???U@?Cl?? ??S???N????.z?g????1???T?~?g?w????????@\=??????c8 ???n= ?A}9$$?GF??\???;#J~? ??K{???A=?F??u?k? MCK??????_??V???(????v??TaZ???????WZ??????oU???x???[?uc??0?$ ??????????K2z? ??-?????N!??p???i?[??????A???L?????????????R??%???t? cx[??Ln?iZ!?/????h??? ??[?????????g_z????gs{E?X?P????01?8?Y5????%?? ~??w?z??Y??-!?`J?n ?d??v???~???,????b?tUd9????^??1P??4 I??]Hrd0??)E?(????B??????????@r?G???????d?D??$~?l_??VI?9?X?$??oat?Mz?!b??;p;Y?~nt>QLf? ?,?x5L????0?1;X?:?qsk??????f2??m0?i&??ln?nW????>8O??,V???n`(O$???x??????6???s?m??%?0q??? V?e7??n?aKoEL?TZk?yh? G?=#MAP???????=?t??5???D???4&?`?????K?2????S??5??,zD?.?[B{??H??G?gl????? ????y%???1????0^?x8v????:????\r?E?]?C!?a?'??_?%?vr_?7??E? ,?e??;???6w?iZ[??Q?]7Dff??N???Z9 KjK?:P?K??|!???1?W8????N???A?IZ?f]rr????0n;bk???s?O ???d? 9?\H?S???(???QoA?,???_???.3Oc3?????C??tD???+?? ([]?2t-??>??0?????UI??0? At??$ ?=_?*Su??9 ?? ????l8_*???????J?E>?=+? ?xs? ?? ?;?ZW??6^?5N?XKo+1P?h?UG?????J; P?/?KKWw???|?OE,??6???n2?+%??v????+??j? ????}???!!i,3??>&f?>????????)??6?^?????5mH?ASJ?2#0G?VR%??? ??*2B????\?p???????`(??z????~????'Y? q_?? ??HQ~UA?????6r?A?????L?\?????`?A?????`???P?U????? ??|~El1G?Y1?}Q??6(??????"?v?^\^?4??????$?X?M0??????????W?6g?Z?`x??CL??#Z???9)?????X?????%!g??!^??Dw9N???y0?+??N????a$?y\??????l????V?H??0?#????? s`T?kM??ALB?7;??;????D?????fV????Z???y`]$N:??2?s????!?I?3-??@???\??ezk,Z??Y{??M????_?;y?,???y&???B???h#?????j???????? ??I>T??f???gVl?_?v??Y?Y??*?u???"|4?cg\=T? ?v?v? ???E??\?????Q???????X??Am{?!???????-?r?C 9?Imv?E??wl?~d?l?$m??? ??E?o??=??4?) F???b2??>???SVN?8A]6?9^?k?L44??d???????? c?;?"?U?S??????i???F?"m???????\?l??Q??lf???)???"?l???'?I%?j????N??r??W3?[|?p?xT???????)??(?#"O??\?MV?o[???`y??#?-.nH?ARc????[?????.???}?`????3?9(k q???z,?>??$?an? 0 ????B?,` 0?*???>??%?P?K?y?n?5?< p?d???-?p????s6L3kY?????U?g%n$?!???????I???p?O??hD???x?]?0???????*K?]????? B??*,q?$??S???SC?t??$C?X a???7 ?M??N6???LV??k???Ah??h???????????iy?OF;?l????g??????iA?ka?&??????[?9????????Q_ ???%?4?,?????????Z4UE??????z?y"Qe?U:CF???YT????fU?V>?M?t?7????>??@?U??dq*???I?sA???9i?'??^??????Z?????E0P?<gm? N????$?=??=u5???G?????=8z??4W6?)??Z??e2?????????*?? Wn?arUo?Nz ~=??PV?????1`??f?z?? 0?????? B?? "??~6;p?R?F?,?o?z?%"?r???D[U??G2??mkO?]??}b?s?9? m???q.w?????~????c??????N8?'??1}Y?{?f?D6????_?????n??F???;?????%??. "?e?L?Y?????M??Q?????@n?w?? bBa>`4M?9d?h;P???W??I???2???-i?????=??)?Ic:?N?%}Ce???P????????G(?}??vc?6*????-??dST???"rF?v^??=I?\Q???@? O?S*???u?o?Ta|f??? 2[@???????[Ki??it? ??5??u??VL:?q??{a?F'?1?????:?xk????XJ\!h??^/C??J?q]C`?7????n??{????N?????u?/ ??>C 9????T??#KGu`@?????????n??}8X???h2????f??Ru???{????^????)?b??;P))?R???7??s?'??(?^c???='??4??.(K???J??^????????Wx"K?v???{'4N?r?X??24e?q?????f??????S? 5Y9??????????zx?????J?$*?^"???b????]{????aP?fs?}? ??? ?)1???g~??? w~`=?D\????|u??#|?2EM????;?K?? 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O??Y,N?Hno?a??@????~iyk?n~)????u???????d????Sz?{?-y>????????H?)9X?z?Z?~/y:?h+/ zk( Og"??aa????u????h?ve?L!??WV????O??PL??????)?f#?(%G?G?C?0?????m$%?$J?fS$???6 w'??q}????@????A?}?I??5'v????7????!??????????Fw???L??@/Z???@??N?H?bM??n??????\C?c3??????p{????%k?U?^E?<5 "??f?l4 ???[???t?P^??-?4?????????i????]???` ?&^L?v????)????&R???L?4 q??4]???Rh?"??? ???7????1?&?(? ^?*??eU ?p?Go???????5A?Fl5????????h??k?a??7w???|?y???W_??"f,;??t??C?2D?????????$?r?S?nI]d?h+?????ZQ?cW?R??? ???kv?'?P?Y!?????.?<_?@4? ??????|?0)]?????b?R#???M???9i??W??k???X0?FQ?A??a????????c??i?5<i??: ?7??k??n????92p?t.??)??N?F?2?Z???!?|??/? rM??&??:???WM?;?r?????????0cWD??5?tM:??8b???eQ??}?k???-?,?&?\1&??9???1 ??'?? ????????NE??????r???????=?AK:??u?PA??L?>?????a?eJ9?4? m?%?8 /?l????*?K?P ?i? ??s?9?IQ?D?q??n????(?uMy???V?^Q?l,? ?K? 0?j???:Ws????r??????.?_????$?zk??jv?&???"6#??lfr?z' )?????|Ab????b8=~-?? ;J&?V]PV?????^Y) _c??d_????k???M?|~????7??e???\"??y {k?DdG?Xj?e?h ??????:?S??????V,???b??:/?g8?A? ??k%?C??A?;|? ??31n???i?:TW??????#???I?fF??f?w/@G ?F?????9???1?fB??N [?} x??r??J??&$ ??S?*W?:???0O??????x?E?305-?q??9?T??#